11017339

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 04 2011

SEC FILE NUMBER
8- 66302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACRO FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 MAIN STREET, SUITE 100
(No. and Street)

MADISON	NJ	07940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAMUEL MASUCCI (973) 889-1973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SAMUEL MASUCCI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACRO FINANCIAL, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

BRIAN J. FRUEHLING
ATTORNEY AT LAW
P.O. BOX 476
MADISON, NEW JERSEY 07940

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MACRO FINANCIAL, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2010

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Member of
Macro Financial, LLC
Madison, NJ

I have audited the accompanying statement of financial condition of Macro Financial, LLC, (the Company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Macro Financial, LLC, as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statement, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 22, 2011

MACRO FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 12,725
Prepaid expenses	148
Total assets	$ 12,873

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 6,400
Member's equity	6,473
Total liabilities and member's equity	$ 12,873

MACRO FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on October 21, 2003 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the member's liability is limited to their investment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $6,071 at December 31, 2010, which exceeded required net capital of $5,000 by $1,071. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 105.4%.

NOTE 3- INCOME TAXES

The Company has chosen to be treated as a disregarded entity for federal and state income tax purposes. A disregarded entity is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax liability has been recorded in the statement.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2010.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has a management agreement with its member, Macro Markets, LLC. The agreement states that the member will assume and pay all expenses related to the day-to-day operations of the Company until annualized annual revenues exceed $150,000. During the year ending December 31, 2010 the member contributed $9,000 to the Company.

NOTE 5- SUBSEQUENT EVENTS

On January 31, 2011 the Company's net capital was determined to have fallen below the required minimum levels and the necessary notices were sent to the SEC and FINRA. As of the date of this report the net capital was still below the necessary minimum amount.

NOTE 6- GOING CONCERN

The Company has incurred recurring losses and has relied on capital contributions from its member to fund its operations. As of December 31, 2010 the member's cash balances were insufficient to continue contributing capital to the Company. These factors raise a substantial doubt about the Company's ability to continue as a going concern. Management and the member are actively seeking new business opportunities and new investors for both the Company and its member company. Management believes that either new business or a new investor will be found within the next year. The accompanying financial statement does not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

MACRO FINANCIAL, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2010

MACRO FINANCIAL, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

Total ownership equity from statement of financial condition	$	6,473
Total nonallowable assets from statement of financial condition		148
Net capital before haircuts on securities positions		6,325
Haircuts on securities		254
Net capital	$	6,071
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	6,400
Total aggregate indebtedness	$	6,400
Percentage of aggregate indebtedness to net capital		105.4%
Computation of basic net capital requirement:		
Minimum net capital required (12.5% of A.I.)	$	800
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	1,071
Excess net capital at 1000%	$	5,431

There were no material differences between the audited and unaudited computation of net capital

SCHEDULE II

MACRO FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.